FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-265877

DATED NOVEMBER 16, 2023

STATE STREET CORPORATION

$500,000,000 Fixed-to-Floating Rate Senior Subordinated Notes due 2034

Pricing Term Sheet

Issuer:	State Street Corporation

Security:	Fixed-to-Floating Rate Senior Subordinated Notes due 2034

Aggregate Principal Amount:	$500,000,000

Trade Date:	November 16, 2023

Settlement Date*:	November 21, 2023 (T + 3)

Maturity Date:	November 21, 2034

Price to Public (Issue Price):	100.000%

Fixed Rate Benchmark Treasury:	4.500% Notes due November 15, 2033

Benchmark Treasury Price and Yield:	100-12; 4.453%

Fixed Rate Spread to Benchmark Treasury:	+167 basis points

Fixed Rate Period:	From, and including, November 21, 2023, to, but excluding, November 21, 2033

Floating Rate Period:	From, and including, November 21, 2033, to, but excluding, the maturity date

Fixed Rate Coupon:	6.123%, payable semi-annually in arrears during the fixed rate period

Floating Period Base Rate:	SOFR (compounded daily over a quarterly interest payment period in accordance with the specific formula described in the Preliminary Prospectus Supplement).

Floating Rate Spread:	+195.8 basis points. In no event will the interest payable in respect of any interest payment period be less than zero

Interest Payment Dates:

Fixed rate period: Each May 21 and November 21, commencing on May 21, 2024 and including November 21, 2033

Floating rate period: the second business day following each floating rate period end date; provided, that the interest payment date with respect to the final interest payment period will be the maturity date. If the scheduled maturity date falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date.

Optional Redemption:	The Issuer may redeem the notes, at its option, in whole, but not in part, on, and only on, November 21, 2033, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Calculation Agent:	State Street Bank, an affiliate thereof or any other bank or other entity as the Issuer may appoint

Day Count Convention:	Fixed rate period: 30/360 Floating rate period: Actual/360

Business Day:	Fixed rate period: Boston and New York Floating rate period: Boston and New York

Business Day Convention:	Fixed rate period: Following Floating rate period: Modified following, adjusted

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Currency:	U.S. Dollars

CUSIP:	857477CG6

ISIN:	US857477CG64

Expected Ratings**:	A2 / A- / A (Moody’s / S&P / Fitch)

Joint Book-Running Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Siebert Williams Shank & Co., LLC UBS Securities LLC

Co-Managers:	Academy Securities, Inc. Cabrera Capital Markets LLC R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.

All terms used and not otherwise defined in this final pricing term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement, dated November 16, 2023 (the “Preliminary Prospectus Supplement”).

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1 (800) 831-9146, HSBC Securities (USA) Inc. toll free at 1 (866) 811-8049, Siebert Williams Shank & Co., LLC toll free at 1 (800) 924-1311 or UBS Securities LLC toll free at 1 (888) 827-7275.

As of September 30, 2023, on a consolidated basis, State Street Corporation’s outstanding senior indebtedness totaled approximately $16.4 billion, and, after giving effect to the issuance of $1 billion aggregate principal amount of the fixed-to-floating rate senior notes due 2029 offered by the Preliminary Prospectus Supplement, would have totaled approximately $17.4 billion.

*

The underwriters expect to deliver the notes to purchasers on or about November 21, 2023, which will be the third business day following the pricing of the notes (such settlement cycle being herein referred to as “T + 3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T + 3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day preceding the settlement date should consult their own advisor.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.